EX-99.77H – Changes in control of registrant

As of October 1, 2012, TIFF Advisory Services, Inc. (“TAS”) became a control person of TIFF Short-Term Fund (“Short-Term Fund”), as such term is defined by the Investment Company Act of 1940, as amended (the “1940 Act”), following a purchase of shares on that date by TAS, which caused TAS’s share ownership to surpass 25% of the fund’s outstanding voting securities.

As of December 14, 2012, TAS ceased to be a control person of Short-Term Fund, as such term is defined by the 1940 Act, as a result of a redemption of shares on that date by TAS, which caused TAS’s share ownership to fall below 25% of the fund’s outstanding voting securities.